

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 22, 2009

Mr. Harry Lee Stout
Chief Financial Officer
Petro Resources Coroporation
777 Post Oak Boulevard, Suite 910,
Houston, Texas 77056

> **Re:** **Petro Resources Corportion**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-32997**

Dear Mr. Stout:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 9 – Minority Interest, page F-17

1.   We note that you have accounted for the interests granted through the equity participation agreements with the original lenders of the Williston Basin acquisition as minority interests in the PRC Williston subsidiary. Although you indicate that these interests provide the lender rights to 12.5% of all distributions made to the owners of PRC Williston, it is unclear if the interests represent an

ownership interest in the subsidiary or a claim on its underlying net assets. Further, your characterization of PRC Williston as "wholly owned" appears inconsistent with the application of minority interest accounting generally. Please tell us how you have determined that the 12.5% participation interest represents an ownership interest in the PRC Williston subsidiary and how your accounting for minority interest complies with paragraph 25 of ARB 51.

Note 14 – Supplemental Oil and Gas Disclosures, page F-23

2.   You state that you have calculated income tax expense for purposes of determining your standardized measure of estimated future cash flows ("SMOG") "using expected future tax rates and giving effect to tax deductions and credits available…which relate to oil and gas producing activities". Please further describe the tax deductions and credits that you have factored into your determination of estimated tax expense in your calculation of SMOG and tell us how these deductions comply with the paragraph 30(c) of SFAS 69.

3.   Paragraph 30(c) of SFAS 69 requires the use of year end statutory tax rates with consideration of future tax rates already legislated in the calculation of SMOG. Given this, please explain your basis for using "expected future tax rates".

Engineering Comments

Financial Statements

Note 9 – Minority Interest, page F-17

4.   We understand that you have granted a 12.5% minority interest to the Williston Basin acquisition lenders. With a view toward possible disclosure, please explain whether you have reduced your claimed proved reserves in the property by this equity participation. We may have additional comments.

Note 14 – Supplemental Oil and Gas Disclosures (Unaudited), page F-22

Total Proved Reserves, page F-23

5.   The guidance in SFAS 69, paragraph 11 requires "appropriate explanation of significant changes" in the disclosure of proved reserves. For example, we would anticipate detailed explanation of the changes you report for "Purchase of reserves in place" and "Improved recovery" in 2007; and for "Extensions, discoveries and other additions" and "Revisions of previous estimates" in 2008.

Future Net Cash Flows, page F-23

6.   We note that the estimated future unit production cost in the 2008 standardized
        measure of $15.71/BOE ($48,972M/3118 MBOE) is significantly lower than your
        historical 2008 unit production cost, which you disclose as $25.78/BOE on page
        26. There appears to be no such difference between your 2007 figures.

        Please furnish to us a spread sheet comparison between the principal components
        of your realized 2008 production costs and those you have projected; and submit
        an explanation for all material differences in these amounts.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief